Exhibit 3.5
STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF
WINDSTREAM SERVICES, LLC

February 25, 2015

This Certificate of Formation of Windstream Services, LLC is duly executed and filed pursuant to Section 18-201 of the Delaware Limited Liability Company Act.
First. The name of the limited liability company is Windstream Services, LLC.

Second. The address of its registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, Zip Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

Third. The formation will become effective on February 28, 2015, at 11:59 p.m., Eastern Time.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Formation as of the date first written above.

By:	/s/ John P. Fletcher
Name:	John P. Fletcher
Title:	Executive Vice President & General Counsel

Signature Page to Certificate of Formation of
Windstream Services, LLC